Contact

www.linkedin.com/in/
morganbierschenk (LinkedIn)

Morgan Bierschenk

Founder/CVO @ Geoship — Building the 21st Century People's Home for a Regenerative Future

Nevada City, California, United States

Summary

Father, learner, and builder in service to Mother Earth.

My greatest teacher is my 4-year-old son, who reminds me daily what truly matters: presence, kindness, curiosity, and building a more sustainable and beautiful world for future generations.

Twenty years ago I left a conventional path to seek something more alive. What I found is a true vision - a future where human communities live in harmony with the Earth, in crystalline homes that resonate with our innate sense of beauty and symmetry. Imagine home as a vessel for regeneration and belonging.

As Founder and Chief Vision Officer of Geoship, I work with an extraordinary team of engineers, scientists, artists, and builders to continue Buckminster Fuller's mission:

"To make the world work for 100% of humanity, in the shortest possible time, through spontaneous cooperation, without ecological offense or the disadvantage of anyone."

Our journey began in a barn…mixing powder and water to make rock, in service to The Vision. Today it's evolving into what may become the world's first global regenerative company: part engineering and manufacturing, part village-building platform, and all purpose-driven cooperative.

What matters most is the culture we're creating: one of evolutionary purpose, exemplary achievement, and care for the soul; where each person brings their gifts into service of something larger than themselves, while simultaneously becoming better members of their families and communities.

I believe the regenerative future is a vibrational quality that we create together; moment by moment in what we do and how we do it.

If you’re exploring the intersection of homebuilding, community architecture, material science, and consciousness, I’d love to connect.

Experience

Geoship
6 years 8 months

Founder/CVO
January 2025 - Present (1 year 5 months)

Co-Founder/CEO
October 2019 - November 2025 (6 years 2 months)

Nevada City, California, United States

Geoship is a Home Manufacturing company developing a new category of affordable regenerative housing. Our ceramic composite homes offer next level health benefits, total climate resilience, and slash carbon emissions, while dramatically reducing housing costs. We're based in the pristine mountains of California.

Ceramic Cement Corporation (C3)
CTO
April 2015 - April 2016 (1 year 1 month)

Seattle, wa

Pioneering next-generation geopolymer composite materials for structural applications and radiation protection.

IMMI
Information Activist
October 2012 - June 2014 (1 year 9 months)

Reykjavik, Iceland

I was inspired by the freedom of information movement. Volunteering first for WikiLeaks then the Icelandic Modern Media Initiative and several other FOI projects.

Earth
Sailor and World Traveller

May 2006 - November 2012 (6 years 7 months)
Everywhere

At 25 I decided to optimize my life for transformational experiences. I backpacked around the world, restored a classic wooden sailboat, cruised around the Pacific, and ended up working in Iceland with the Pirate Party on Freedom of Information projects.

Intel Corporation
Various Positions
January 2001 - May 2006 (5 years 5 months)
Portland, Oregon Area

Started working at Intel when I was 20 years old. Rotated through many programming and industrial engineering positions.

Education

Earth
Architect, of the future

Washington State University
Bachelor of Science (BS), Information Systems and Industrial Engineering · (1996 - 2000)